AMENDED AND RESTATED ARTICLES OF AMENDMENT
                       TO THE ARTICLES OF INCORPORATION OF
                        IMAGING DIAGNOSTIC SYSTEMS, INC.

                     DESIGNATION OF SERIES B PREFERRED STOCK

         The undersigned do hereby certify that, pursuant to the authority conferred upon the Board of Directors of IMAGING DIAGNOSTIC SYSTEMS, INC. (the "Corporation") a corporation organized and existing under the Florida Business Corporation Act, by Florida Statute 607.0821 and Florida Statute 607.0602 and pursuant to a Board of Directors and Series B Preferred Shareholders meeting held on April 8, 1999, whereby all of the members of the Corporation's Board of Directors and all of the Series B shareholders, unanimously voted to Amend and Restate the Articles of Amendment to the Articles of Incorporation of Imaging Diagnostic Systems, Inc. for the Designation of the Series B Preferred Shares (the "Preferred Stock"). as follows:

1. Designation. The designation of the series of Preferred Stock fixed by this resolution shall be "Series B Convertible Preferred Stock" (hereinafter referred to as the "Convertible Preferred Stock")


        2.  Conversion Rights.

            (A) RIGHT TO CONVERT. The holder of any shares of Convertible Preferred Stock may, (i) at any time convert, without the payment of additional consideration therefor, into that number of fully paid and non-assessable shares of common stock, no par value of the Corporation as is determined by dividing
(i) the sum of $10,000 by (ii) the Conversion Price (determined as hereinafter provided) in effect at the time of conversion. The Conversion Price shall be equal to eighty two percent (82%) of the Market Price of the Corporation's, Common Stock; provided, however, that in no event will the Conversion Price be greater than $3.85. For purposes of this Section 2, the Market Price shall be the average of the closing bid prices of the Common Stock over the five consecutive trading days ending on the trading day immediately preceding the date of the Conversion Notice (as defined in Section 2 (b) hereof), as reported by the National Association of Securities Automated Quotation. System ("NASDAQ""), or the average of the closing bid prices of the Common Stock in the over-the-counter market over the five consecutive trading days ending on the trading day immediately preceding the date of the Conversion Notice, or, in the event the Common Stock is listed on a national stock exchange, the Market Price shall be the average of the closing prices of the Common Stock on such exchange, as reported in THE WALL STREET JOURNAL over the five consecutive trading days immediately preceding the date of the conversion Notice.

Provided however that, except for any contractual mandatory conversion provisions, in no other event shall the holder be entitled to convert that amount of Shares in excess of that amount upon conversion of which the sum of
(1) the number of shares of Common Stock beneficially owned by the holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Shares), and (2) the number of shares of Common Stock issuable upon the conversion of the Shares with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Purchaser and its affiliates of more than 4.9% of the outstanding shares of Common Stock of the Company. For purposes of this provision to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13 (d) of the Securities Exchange Act of 1934, as amended, and Regulations 13 D and G thereunder, except as otherwise provided in clause (1) of such provision.

            (b) MECHANICS OF CONVERSION. No fractional shares of Common Stock shall be issued upon conversion of convertible preferred stock. If upon conversion of shares of Convertible Preferred Stock held by a registered holder which- are being converted, such registered holder would, but for the provisions of this Section 2 (b), receive a fraction of a share of Common Stock thereon, then in lieu of any such fractional share to which such holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then effective Conversion Price. Before any holder of Convertible Preferred Stock shall be entitled to convert the same into full shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed at the office of the Corporation or any transfer agent for the Convertible Preferred Stock and shall give written notice (the "Conversion Notice") to the Corporation at such office that such holder elects to convert

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the same shall state therein such holder's name or the name of its nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. The Corporation shall, as soon as practicable thereafter, but in any event within three business days of the date of its receipt of the Conversion Notice issue and deliver or cause to be issued and delivered 'to such holder of Convertible Preferred Stock, or to its nominee or nominees' a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction o(pound) a share. Such conversion shall be deemed to have, been made on the date that the Corporation receives the Conversion Notice, and the person or persons entitled to receive the share of Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Upon the conversion of any shares of Convertible Preferred Stock, such shares shall be restored to the status of authorized but unissued shares and may be reissued by the Corporation at any time.

            (c) NOTICES OF RECORD DATE. In the event of (i) any declaration by the Corporation of a record date of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or (ii) any capital reorganization of the corporation, any classification or re-capitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation, and any transfer of all or substantially all or ins assets of the Corporation to any other Corporation, or any other entity or person, or any voluntary or involuntary dissolution, liquidation or winding up o~ the Corporation, the Corporation shall mail to each holder or Convertible Preferred Stock at least twenty (20) days prior to the record date specified therein, S. notice specifying (A) the -date on which any such record is to be declared for the purpose of such dividend or distribution and a description of such dividend or distribution, (3) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective and (C) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled-to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, transfer, consolidation, merger, dissolution or winding up.

            (d) STOCK DIVIDENDS; STOCK SPLITS; ETC. In the event that the Corporation shall (i) take a record of holders of shares of the Common Stock for the purpose of determining the holders entitled to receive dividends payable in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock,
(iii) combine the outstanding shares of Common Stock into smaller number of shares or (iv) issue by reclassification of the Common Stock, any other securities of the Corporation then, in each such case, the Conversion Price then in effect shall be adjusted so that upon conversion of each share of Convertible Preferred Stock then outstanding the number of shares of Common Stock into which such shares of Convertible Preferred Stock are convertible after the happening of any of the events described in clauses (i) through (.iv) above shall be the number of such shares of Common Stock into which such shares of Convertible Preferred Stock would have been converted if so converted immediately prior to the happening of such event or any record date with respect thereto.

            (e) COMMON STOCK RESERVED. The Corporation shall reserve and keep available out of its 'authorized but Unicode Common Stock such numbers of shares of Common Stock as shall from tine to time be sufficient to effect conversion of all of the then outstanding shares of Convertible Preferred Stock. In the event there are insufficient shares to effect a conversion, the Corporation shall increase the number of authorized shares to effect conversion. In the event shareholder approval is required to increase the authorized shares, the holder shall be entitled to vote with the holders of the Common Stock/ as a single class, where each share of Convertible Preferred Stock shall be entitled to that number of votes to which it would be entitled had all of its shares of Convertible Preferred Stock been converted into shares of Common Stock were notice of conversion given on the date of such vote. No sale or disposition of all or substantially all of the Corporation's assets shall take place without the approval of the holders of the Convertible Preferred Stock, voting as a single class.

        3. DIVIDEND RIGHTS. The holders of record of Convertible Preferred
Stock shall be entitled to receive cumulative dividends thereon, out of funds legally available therefor and to the extent permitted by law, at the rate of seven percent (7%) per share per annum computed on the basis of the actual number of days elapsed in a 365-day year, commencing on the date of issuance of such' shares of Convertible Preferred Stock and payable quarterly on the last business day of each calendar quarter commencing with the calendar quarter next succeeding the date of issuance of the .Convertible Preferred Stock. Such dividends shall be fully cumulative and shall accrue/ whether or not declared by the Board of Directors of the Corporation, from the date of issuance of the shares of Convertible Preferred Stock until the date of payment thereof as set forth in the immediately preceding sentence. No dividends or other distributions shall be paid on or declared and set aside for payment on the Common Stock until

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full cumulative dividends on. all outstanding shares of Convertible Preferred
Stock shall have been paid or declared and set aside for payment. Such dividends shall be payable in cash or in freely tradable shares of Common Stock/ with such shares of Common Stock valued at the average closing bid price of such shares over the five consecutive trading days immediately preceding the date of payment thereof, as such average closing bid price is determined pursuant to Section 2 above.

        4. VOTING RIGHTS OF CONVERTIBLE PREFERRED STOCK. Except as otherwise required by law and' as provided for in Section 2(e), "the holders of outstanding shares of Convertible Preferred Stock shall not be. entitled to vote on any matters submitted to the stockholders of the Corporation.

        5. RANKING. The convertible Preferred Stock shall rank senior to any other class of capital stock of the Corporation now or hereafter issued as to the payment of dividends and the distribution of assets on redemption, liquidation, dissolution or winding up of the Corporation.

        6. LIQUIDATION RIGHTS. If the Corporation shall be voluntarily or involuntarily liquidated, dissolved or wound up, at any time when any shares of Convertible Preferred Stock shall be- outstanding, the holders of the then outstanding shares of Convertible Preferred Stock shall have a preference in distribution of the Corporation's property available for the distribution to the holders of any other class of capital stock of the Corporation, including but not limited to, the Common Stock, equal to $10,000.00 consideration per share, together with an amount equal to al.". accrued but unpaid dividends thereon, if any, to the date of payment of such distribution, whether or not declared by the Board.

        7. ADJUSTMENTS DUE TO MERGER OR CONSOLIDATION, ETC. In the case of any consolidation with or merger of the Coloration with or into another corporation, or in the case of any sale, lease or conveyance to another corporation of the assets of the Corporation as an entirety or substantially as an entirety, each share of Convertible Preferred Stock shall after the date of such consolidation, merger, sale, lease or conveyance be convertible into the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such consolidation, merger, sale, lease or conveyance) upon conversion of such share of Convertible Preferred Stock would have been entitled upon such consolidation, merger, sale, lease or conveyance; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the holders of the shares of Convertible Preferred Stock shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares of Convertible Preferred Stock.

        IN WITNESS WHEREOF, this Amended and Restated Amendment to the Articles of Incorporation has been executed and attested by the undersigned duly authorized officers of the Corporation as of the 8th day of April 1999



ATTEST:

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
Allan Schwartz, Executive Vice President       Linda B. Grable, President and Director

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